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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                 Schedule 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             TALLEY INDUSTRIES, INC.
                                (Name of Issuer)

                             TALLEY INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

               Series A Convertible Preferred Stock, $1 par value

        Series B $1 Cumulative Convertible Preferred Stock, $1 Par Value

                        (Title of Classes of Securities)

                        874687205 (Series A Preferred)

                        874687304 (Series B Preferred)

                    (CUSIP Numbers of Classes of Securities)

                             Mark S. Dickerson, Esq.
                  Vice President, General Counsel and Secretary
                             Talley Industries, Inc.
                       2702 North 44th Street, Suite 100-A
                             Phoenix, Arizona 85008
                                 (602) 957-7711

                                    copy to:
                               David Victor, Esq.
               Meyer, Hendricks, Victor, Ruffner & Bivens, P.L.C.
                      2929 North Central Avenue, Suite 1800
                           Phoenix, Arizona 85012-2762
                                 (602) 207-1240

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 March 22, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

Transaction Valuation*                                      Amount of Filing Fee
   $25,716,600                                                    $5,143
   -----------                                                    ------

          * For purposes of calculation of fee only. The amount of the filing fee equals 1/50 of one percent of the value of the securities to be converted. This amount assumes the conversion of all 66,695 shares of Series A Preferred outstanding and all 1,547,887 shares of Series B Preferred outstanding. The market value of the Series A Preferred is estimated based on the average of the high and low prices of the Common Stock offered in the conversion offer as of 3/14/96. The market value of the Series B Preferred is based on the average of the high and low prices of the Series B Preferred as of 3/14/96.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                 Amount Previously Paid:               Filing Party:
                                           ----------                ----------
                 Form of Registration No.:             Date Filed:
                                           ----------                ----------
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        The filing of this Statement by Talley Industries, Inc. ("Talley")
        should not be deemed an admission by Talley that the Conversion Offer contemplated hereby is subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended. This Statement is filed by Talley solely to eliminate such uncertainty, if any, as may exist in this regard and constitutes neither an admission by Talley as to the applicability of Rule 13e-4 to the transactions described herein nor a waiver by Talley of any rights.

Item 1. Security and Issuer.

        Preliminary Note: References in this Schedule to the "Offering Circular" and the "Letter of Transmittal" are to the Offering Circular dated March 21, 1996 (the "Offering Circular") and the Conversion Notice and Letter of Transmittal dated March 21, 1996 (the "Letter of Transmittal"), filed herewith as Exhibits (a)(1) and (a)(2), respectively.

        (a) The Issuer is Talley Industries, Inc. The Issuer's principal executive offices are located at 2702 North 44th Street, Suite 100-A, Phoenix, Arizona 85008.

        (b) The information required by this sub-item may be found on the Outside Front Cover Page of the Offering Circular and under the following headings in the Offering Circular: "The Conversion Offer" and "The Conversion Offer--Conditions of the Conversion Offer." Such information is incorporated herein by reference.

        (c) See "Comparative Market Prices" in the Offering Circular and the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995, included as Appendix A to the Offering Circular, incorporated herein by reference.

        (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

        (a) See "The Conversion Offer" and "Talley Capital Stock" in the Offering Circular, incorporated herein by reference.

        (b) Not applicable.

Item 3. Purpose of Tender Offer and Plans or Proposals of the Issuer or
        Affiliate.

        See "Background of the Conversion Offer--Reasons for the Conversion Offer" in the Offering Circular, incorporated herein by reference. The shares of Series A Preferred and Series B Preferred surrendered to the Issuer on the conversion thereof into shares of Common Stock shall upon appropriate filing and recording to the extent required by law, have the status of authorized and unissued shares of Series A Preferred and Series B Preferred, respectively.

        (a) Not applicable.

        (b) Not applicable.

        (c) Not applicable.

        (d) Not applicable.

        (e) See "Background of the Conversion Offer," "Talley Capital Stock" and "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

        (f) Not applicable.

        (g) Not applicable.

        (h) See "Certain Considerations--Considerations Applicable to Holders of Series A and B Preferred Who Do Not Convert in Connection with this Conversion Offer" in the Offering Circular, incorporated herein by reference.
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        (i) See "Background of the Conversion Offer--Reasons for Converting in
Connection with this Conversion Offer" in the Offering Circular, incorporated herein by reference.

        (j) Not applicable.

Item 4. Interest in Securities of the Issuer.

        Neither the Issuer nor to the best of its knowledge, any of the other persons covered by Item 4 of this Schedule (i.e., executive officers, directors, associates and affiliates of the foregoing) has effected any transaction in the Series A Preferred or Series B Preferred during the 40 business days preceding the date of the Offering Circular.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

        See "The Conversion Offer--Conditions of the Conversion Offer" in the Offering Circular, incorporated herein by reference, which describes the intentions of the Trustee of Talley Savings Plus, the Issuer's employee stock ownership plan, and virtually all directors and executive officers of the Issuer to convert the shares of Series B Preferred held by them in connection with the Conversion Offer.

Item 6. Persons Retained, Employed or to be Compensated.

        The Conversion Offer is being made by the Issuer in reliance on the exemption from the Securities Act registration requirements afforded by
Section 3(a)(9) thereof. Therefore, the Issuer has not employed or retained and will not compensate any persons to make solicitations or recommendations in connection with the Conversion Offer. See "The Conversion Offer" and "Conversion Offer Procedures--Payment of Expenses" in the Offering Circular, incorporated herein by reference.

Item 7. Financial Information.

        (a) (1) See the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995, included as Appendix A to the Offering Circular and incorporated herein by reference.

            (2) Not applicable.

            (3) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

            (4) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

        (b) See "Selected Historical and Pro Forma Financial Data" in the Offering Circular, incorporated herein by reference.

Item 8. Additional Information.

        (a) Not applicable.

        (b) See "The Conversion Offer--Conditions of the Conversion Offer" in the Offering Circular, incorporated herein by reference.

        (c) Not applicable.

        (d) Not applicable.

        (e) The Offering Circular, including the Appendices thereto, and the Letter of Transmittal should be read in their entirety and are incorporated herein by reference.
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Item 9. Material to be Filed as Exhibits.

        (a) (1) Offering Circular dated March 21, 1996.

            (2) Conversion Notice and Letter of Transmittal dated March 21, 1996

            (3) Letters from the Chairman of the Board of the Issuer to holders of Series A Preferred and Series B Preferred.

            (4) Tombstone advertisement scheduled to be published on March 22, 1996.

        (b) Not applicable.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        (f) Not applicable.


                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1996                     TALLEY INDUSTRIES, INC.


                                           By: /s/ Mark S. Dickerson, Esq.
                                              ----------------------------------
                                              Vice President, General Counsel
                                              and Secretary